June 30, 2005


Mail Stop 4561

Walter Tatum
370 Amapola Avenue, Suite 202
Torrance, CA  90501

Re:	Cyberads, Inc.
		Form 10-KSB/A for the year ended December 31, 2004
      Filed April 15, 2005
		Forms 10-Q for the quarters ended March 31, 2005
		File No. 333-62690

Dear Mr. Tatum:

      We have reviewed the above referenced filings and have the
following comments.   We have limited our review to only your
financial statements and related disclosures. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-KSB/A

Item 8A - Controls and Procedures, page 6
1. We noted that you evaluated disclosure controls and procedures as of 90 days prior to the filing date. Advise us on how you comply with the requirements in Item 307 of Regulation S-B to conclude on the effectiveness as of the end of the period covered by the report, or revise accordingly.

Report of Independent Auditor`s, page F-2
2. We noted that your audit report states that the audit was conducted in accordance with auditing standards generally accepted in the United States of America. Tell us what consideration you gave to
PCAOB Auditing Standard No. 1 as it relates to making reference to the standards of the Public Company Accounting Oversight Board (United States), or revise accordingly.
3. The loss from continuing operations and working capital deficiency referred to in the fourth paragraph of the accountants` report is inconsistent with the 2004 financial statements. Please have your accountants revise their report to clarify this apparent conflict.
4. Please file the audit report relating to the financial statements as of and for the year ended December 31, 2003.


Note 1 Business and Summary of Significant Accounting Policies

Principles of Consolidation, page F-9
5. Please refer to page 5. Please tell us the status of your wholly owned subsidiary The Vineyards, LLC and why you have not included it in your consolidated financial statements.


Note 9 Commitments and contingencies, page F-14
6. We noted that you have offered to issue common stock to settle a lawsuit. Please explain to us how you evaluated paragraph 8 of SFAS 5 regarding this lawsuit.


Note 10 Capital stock transactions, page F-15
7. We noted that you recorded stock based compensation related to stock issued at a discount for consulting services. Please tell us how you considered paragraph 8 of SFAS 123 and EITF 96-18 in determining how to measure the fair value of the stock issued.
8. We noted in the last paragraph of note 10 that you agreed to issue common stock in exchange for debt. Please explain to us your basis in
GAAP for including not issued stock in the equity section rather than reporting it as a liability.


Form 10-QSB for the fiscal quarter ended March 31, 2005

Item 2 - Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 10

Results of Operations, page 10
9. We noted that revenues for 2004 consisted of commissions earned from selling contracts to subscribers for cellular telephone services, however, the Company is no longer engaged in that business.
Advise us on how you evaluated SFAS 144 regarding the reporting of the discontinuation of this business in your financial statements. Also, tell us the status of the agreement that you had with Inphonic,
Inc. in relation to this business. If this agreement has been terminated, tell us the effective termination date and how you plan to comply with Item 1.02 of Form 8-K.


Item 3 - Controls and Procedures, page 11
10. We noted that the Company carried out an evaluation of the effectiveness of the design and operation of the Company`s disclosure controls and procedures as of September 30, 2004. Advise us on why this evaluation occurred as of September 30, 2004 as opposed to March
31, 2005, or revise accordingly.

*    *    *    *

      As appropriate, please amend your filing and respond to
these
comments within 10 business days or tell us when you will provide us
with a response.    You may wish to provide us with marked copies
of
the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Yolanda Crittendon, Staff Accountant, at
(202)
551-3472 or the undersigned at (202) 551-3414 if you have questions.


								Sincerely,



								Jorge Bonilla
      Senior Staff Accountant


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Walter Tatum
Cyberads, Inc.
June 30, 2005
Page 1